UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Informatica Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45666Q 10 2

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45666Q 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Gaurav Dhillon, as an individual

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America.

	5.	Sole Voting Power: 4,773,669
Number of
Shares
Beneficially	6.	Shared Voting Power: 0
Owned by
Each
Reporting Person	7.	Sole Dispositive Power: 4,773,669
With

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,773,669

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9): 5.64%

12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 45666Q 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Gaurav Dhillon Living Trust dated 12/18/2000

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America.

	5.	Sole Voting Power: 3,197,129
Number of
Shares
Beneficially	6.	Shared Voting Power: 0
Owned by
Each
Reporting Person	7.	Sole Dispositive Power: 3,197,129
With

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,197,129

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9): 3.78%

12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 45666Q 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Gaurav Dhillon Charitable Remainder Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America.

	5.	Sole Voting Power: 125,000
Number of
Shares
Beneficially	6.	Shared Voting Power: 0
Owned by
Each
Reporting Person	7.	Sole Dispositive Power: 125,000
With

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 125,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9): 0.15%

12.	Type of Reporting Person (See Instructions): OO

Item 1.

(a)	Name of Issuer: Informatica Corporation

(b)	Address of Issuer’s Principal Executive Offices:2100 Seaport Boulevard, Redwood City, California 94063

Item 2.

(a)	Name of Person Filing: Gaurav Dhillon; Gaurav Dhillon Living Trust dated 12/18/2000 (“Living Trust”); Gaurav Dhillon Charitable Remainder Trust (“Charitable Trust”)

(b)	Address of Principal Business Office or, if none, Residence: 2100 Seaport Boulevard, Redwood City, California 94063

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 45666Q 10 2

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Mr. Dhillon is the direct beneficial owner of 1,451,540 shares of the Issuer’s Common Stock. However, as the sole trustee of each of the Living Trust and the Charitable Trust, he may also be deemed to own beneficially the shares held by the Living Trust and the Charitable Trust. The Living Trust is the record owner of 3,197,129 shares of the Issuer’s Common Stock as of December 31, 2003. The Charitable Trust is the record owner of 125,000 shares of the Issuer’s Common Stock as of December 31, 2003. Therefore, Mr. Dhillon is or may be deemed to be the beneficial owner of 4,773,669 shares of the Issuer’s Common Stock.

(b)	Percent of class: Mr. Dhillon is or may be deemed to be the beneficial owner of 5.64% of the outstanding shares of the Issuer’s Common Stock (which includes shares held by the Living Trust and the Charitable Trust). The Living Trust is the beneficial owner of 3.78% of the outstanding shares of the Issuer’s Common Stock. The Charitable Trust is the beneficial owner of 0.15% of the outstanding shares of the Issuer’s Common Stock. The foregoing percentages are calculated based on the 84,628,680 shares of the Issuer’s Common Stock outstanding on December 31, 2003.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: Mr. Dhillon has the sole power to vote or direct the vote of 4,773,669 shares (which amount includes shares held by the Living Trust and the Charitable Trust). The Living Trust has the sole power to vote or direct the vote of 3,197,129 shares (Mr. Dhillon is the sole trustee of the Living Trust). The Charitable Trust has the sole power to vote or direct the vote of 125,000 shares (Mr. Dhillon is the sole trustee of the Charitable Trust).

(ii)	Shared power to vote or to direct the vote: 0 shares.

(iii)	Sole power to dispose or to direct the disposition of: Mr. Dhillon has the sole power to dispose or to direct the disposition of 4,773,669 shares (which amount includes shares held by the Living Trust and the Charitable Trust). The Living Trust has the sole power to dispose or to direct the disposition of 3,197,129 shares (Mr. Dhillon is the sole trustee of the Living Trust). The Charitable Trust has the sole power to dispose or to direct the disposition of 125,000 shares (Mr. Dhillon is the sole trustee of the Charitable Trust).

(iv)	Shared power to dispose or to direct the disposition of: 0 shares.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2004

Date

GAURAV DHILLON

/s/ Gaurav Dhillon

Signature
Name/Title: Gaurav Dhillon, signing as an individual

February 12, 2004

Date

GAURAV DHILLON LIVING TRUST DATED 12/18/2000

/s/ Gaurav Dhillon

Signature
Name/Title: Gaurav Dhillon, Trustee

February 12, 2004

Date

GAURAV DHILLON CHARITABLE REMAINDER TRUST

/s/ Gaurav Dhillon

Signature
Name/Title: Gaurav Dhillon, Trustee

EXHIBIT A

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Informatica Corporation and further agree that this Joint Filing Agreement be included as an exhibit to such Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 12th day of February, 2004.

GAURAV DHILLON
By:	/s/ Gaurav Dhillon Name: Gaurav Dhillon, signing as an individual
GAURAV DHILLON LIVING TRUST DATED 12/18/2000
By:	/s/ Gaurav Dhillon Name: Gaurav Dhillon Title: Trustee
GAURAV DHILLON CHARITABLE REMAINDER TRUST
By:	/s/ Gaurav Dhillon Name: Gaurav Dhillon Title: Trustee